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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70410

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Grafine Capital Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

654 Madison Avenue, Suite 1201

(No. and Street)

New York	**NY**	**10065**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	**212-668-8700**	**eattanasio@acisecure.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP

(Name – if individual, state last, first, and middle name)

180 PARK AVE, STE 200	**FLORHAM PARK**	**NJ**	**07932**
(Address)	(City)	(State)	(Zip Code)
11/2/2005		**2468**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Weymouth _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grafine Capital Partners LLC _____ , as of 12/31 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Elizabeth K Weymouth_

Title: CEO

KATHLEEN WAGNER
Notary Public, State of New York
No. 01WA6078499
Qualified in Orange County
Commission Expires August 5, 20 24

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

GRAFINE CAPITAL PARTNERS LLC

Financial Statement

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

GRAFINE CAPITAL PARTNERS LLC

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC's auditor since 2020.
Florham Park, New Jersey
March 31, 2025

ASSETS:

Cash	$	1,009,314
Investments, at fair value (cost basis $1,960,000)		5,240,000
Accounts receivable		1,328,954
Fixed assets, net		135,344
Prepaid expenses		40,296
TOTAL ASSETS	$	7,753,908

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:

Accrued compensation	$	579,501
Due to related party		492,715
Accounts payable and accrued expenses		96,989
TOTAL LIABILITIES		1,169,205
MEMBER'S CAPITAL		6,584,703
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	7,753,908

See accompanying notes to financial statement

GRAFINE CAPITAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2024

1. Nature of Business and Ownership

Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located primarily throughout the United States.

Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and is approved to engage in private placements of securities.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("U.S. GAAP") and general practices in the broker-dealer industry.

Interest Received as Merchant Banking Revenues
The Company may receive interests in the form of equity ownership for various operational, structuring, strategic and fundraising services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each agreement, typically when assets under management have reached an agreed upon amount.

The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. The Company values such securities annually at the date of the statement of financial condition and recognizes the difference as an unrealized gain or loss until disposition.

Use of Estimates
The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes
The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal, state or local income tax provision is required in the Company's financial statement.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Costs of repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. The Company provides for depreciation over three years.

2. Summary of Significant Accounting Policies (Continued)

Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash

The Company maintains cash balances that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on this account. The net capital requirements are not impacted by amounts over the FDIC insurance limit. The cash balance at one of the banks was $990,986 as of December 31, 2024.

The Allowance for Credit Losses

The allowance for credit losses under Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses ("ASC 326") is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing an impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash, fees and other receivables is not significant and, accordingly, the Company has not provided an allowance for credit losses at December 31, 2024.

Fair Value of Financial Instruments

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes observable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

Financial assets carried at fair value measured on a recurring basis at December 31, 2024 are classified in the table below in one of the three categories described above:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Private investments	$ -	$ -	$5,240,000	$5,240,000
Total	$ -	$ -	$5,240,000	$5,240,000

For the year ended December 31, 2024, there were no transfers in or out of Level 3 investments.

During the year, there were no purchases of level 3 investments.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments that are categorized in Level 3 of the fair value hierarchy as of December 31, 2024:

Assets	Fair Value	Valuation Technique	Inputs
Private investments	$ 5,240,000	DCF Analysis	Discount Rate 15-30%
	$ 5,240,000		

Valuation Techniques

These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would sue in pricing the investments.

Segment reporting

The Company follows ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer comprising several classes of services, including placement fees and interest received as merchant banking revenues. The Company has identified its Chief Executive Officer ("CEO") as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying distributions and call capital. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in this note. The measure of segment assets is reported on the statement of financial condition as total assets.

3. Fixed Assets

Details of property and equipment at December 31, 2024 are as follows:

Fixed assets, beginning	$ 249,363
Purchases	1,124
Fixed assets, ending	250,487
Less: accumulated depreciation	(115,143)
Fixed assets, net	$ 135,344

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $249,922 at December 31, 2024, which is $171,975 in excess of its net capital requirement of $77,947. The ratio of aggregate indebtedness to net capital was 4.68 at December 31, 2024.

5. Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

6. Related Parties

The Company entered into a management and expense sharing agreement with Grafine Partners, LP, its parent company (the "Parent"). At December 31, 2024, the Company had an outstanding balance due to the Parent totaling $492,715 which is included in due to related party in the accompanying statement of financial condition.

Grafine Capital I, LP ("GC I") is a related private investment fund managed by Grafine Holdings GP LLC and Grafine Capital Holdings LLC who are under common ownership with the Company. GC I deploys capital directly or indirectly into different investment opportunities associated with up to four separate industry investment teams ("Verticals"). The Verticals will be represented in each case by a commitment to an underlying portfolio entity. The Company has entered into agreements with the Verticals to provide operational, structuring, strategic and fundraising services.

At December 31, 2024, the Company had an outstanding balance due from the Vertical totaling $1,108,955 which is included in accounts receivable in the accompanying statement of financial condition.

In October 2020, pursuant to its engagement with a real estate focused Vertical ("Real Estate GP"), in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by the Real Estate GP. As a result of the discounted cash flow analysis, the Company determined the fair value of the carried interest at the time of grant to be $1,731,333.

The Company valued the carried interest at approximately $3,350,000 as of December 31, 2024, which was derived from a discounted cash flow analysis resulting in the change in unrealized gain of $260,000 for the year ended December 31, 2024.

7. Compensation

For the year ended December 31, 2024, the Company incurred several payroll expenses, including base salary and bonuses, which are reflected in the compensation and benefits section of the statement of operations. As of December 31, 2024, $579,501 in employee bonuses, of which $409,813 was considered discretionary, and is reported in accrued compensation on the statement of financial condition.

A capital contribution of $572,000 was made by the Member in February 2025, on the day the bonuses were approved by management and were therefore no longer considered discretionary. All bonuses accrued as of December 31, 2024 were paid as of the date of the audit opinion.

8. Indemnifications

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. As of December 31, 2024, there were no such matters brought by or against the Company. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

9. Subsequent Events

The Company has evaluated events after the statement of financial condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact on its financial statement.